UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --“CNV”), dated July 29, 2016, regarding the Certified Public Accountant who will be issuing its limited review report on our interim consolidated financial statements as of June 30, 2016 and September 30, 2016, as well as the Report of Independent Registered Public Accounting Firm as of December 31, 2016.

NORTEL INVERSORA S.A.

Buenos Aires, July 29, 2016

President of the Comisión Nacional de Valores

Lic. Marcos Ayerra

(By Hand)

Dear Sirs,

Re.: Independent Auditors. Information pursuant Section 20, Chapter III, Title II of the Comisión Nacional de Valores´ Rules (NT 2013)

I’m writing to you as Responsible for Market Relations of NORTEL INVERSORA S.A. (“Nortel” or the “Company”) in compliance with Section 20, Chapter III, and Title II of the Comisión Nacional de Valores’ Rules (NT 2013).

Yesterday, we received the enclosed letter from Mr. Mario Ángel Julio, partner of Price Waterhouse & Co S.R.L (“PWC”), the Independent Auditor who was designated at the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016 (the “Shareholders’ Meeting”) to audit the financial statements for the 2016 fiscal year.

In this letter, Mr. Mario Ángel Julio, as Certified Public Accountant appointed by the Shareholders’ Meeting, informs that due to the fact he has assumed new responsibilities within PWC, the limited review report corresponding to the financial statements as of June 30, 2016 and September 30, 2016, as well as the Report of Independent Registered Public Accounting Firm as of December 31, 2016, will be issued by Mr. Marcelo Daniel Pfaff in his capacity as alternate certified public accountant designated at the above-referenced Shareholders’ Meeting.

Yours sincerely,

María Blanco Salgado Responsible for Market Relations

NORTEL INVERSORA S.A.

 [On letterhead of PWC]

To the Members of the Board of Directors of Nortel Inversora S.A.

In my capacity as certified public accountant of the company Nortel Inversora S.A., as designated by the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016, I hereby state that, due to the fact that I have assumed new responsibilities within PwC Argentina, the limited review report corresponding to the financial statements as of June 30, 2016 and September 30, 2016, and the Report of Independent Registered Public Accounting Firm as of December 31, 2016, will be issued by Mr. Marcelo Daniel Pfaff in his capacity as alternate certified public accountant designated at the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016.

Yours sincerely,

Autonomous City of Buenos Aires, July 28, 2016

PRICE WATERHOUSE & CO. S.R.L.

[Signature] (Partner)

C.P.C.E.C.A.B.A Volume 1 – Page 17

Mario Angel Julio

Certified Public Accountant (U.B.A)

C.P.C.E.C.A.B.A. Volume 323 – Page 222

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 1, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations